UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File No. 0-53646

Eagleford Energy Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.        Eagleford Energy Corp. Audited Consolidated Financial Statements for the year ended August 31, 2014 and 2013 and notes thereto as filed on SEDAR On December 29, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 29, 2014	EAGLEFORD ENERGY CORP.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	President

(Formerly: Eagleford Energy Inc.)

Consolidated Financial Statements

For the years ended August 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

(Formerly: Eagleford Energy Inc.)

Consolidated Financial Statements

For the years ended August 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO • MONTREAL

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Eagleford Energy Corp.

(Formerly Eagleford Energy Inc.)

We have audited the accompanying consolidated financial statements of Eagleford Energy Corp. (formerly: Eagleford Energy Inc.) (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2014 and 2013, the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficiency) and cash flows for the years ended August 31, 2014, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

2300 Yonge Street, Suite 1500, Box 2434 Toronto, Ontario M4P 1E4 Tel: 416 785 5353 Fax: 416 785 5663

1

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Eagleford Energy Corp. (formerly: Eagleford Energy Inc.) as at August 31, 2014 and 2013, and its financial performance and its cash flows for the years ended August 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $6,115,585 during the year ended August 31, 2014 and, as of that date its current liabilities exceeded its current assets by $3,489,237. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ “Schwartz Levitsky Feldman, llp”

Toronto, Ontario, Canada	Chartered Accountants
December 29, 2014	Licensed Public Accountants

2

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Financial Position (Expressed in Canadian Dollars)	August 31, 2014	August 31, 2013
Assets
Current assets
Cash	$103,215	$196,837
Trade and other receivables	157,121	27,786
Prepaid expenses and deposits	-	158,295
Total current assets	260,336	382,918
Non-current assets
Exploration and evaluation assets (Note 6)	5,036,592	6,535,278
Total non-current assets	5,036,592	6,535,278

Total Assets	$5,296,928	$6,918,196

Liabilities and Shareholders’ Equity (Deficiency)
Current liabilities
Trade and other payables	$1,483,775	$1,379,581
Secured note payable (Note 10)	-	1,013,088
Shareholders’ loans (Note 9 and 10)	981,834	2,108,205
Derivative liabilities (Note 11)	1,094,392	688,803
Deferred revenue (Note 6)	177,804	-
Provisions (Note 7(a))	11,768	178,553
Total current liabilities	3,749,573	5,368,230
Non-current liabilities
Derivative liabilities (Note 11)	4,231,015	1,288,080
Provisions (Note 7(a))	35,775	119,742
Total non-current liabilities	4,266,790	1,407,822

Total Liabilities	8,016,363	6,776,052

Shareholders’ equity (deficiency)
Share capital (Note 8 (a))	9,072,181	7,050,350
Share purchase warrants (Note 8 (b))	1,970,968	1,422,526
Share purchase options (Note 8 (d))	170,972	170,972
Contributed surplus (Note 8 (e))	1,389,898	506,200
Foreign currency translation reserve	4,692	204,657
Accumulated deficit	(15,328,146)	(9,212,561)
Total shareholders’ equity (deficiency)	(2,719,435)	142,144

Total Liabilities and Shareholders’ Equity (Deficiency)	$5,296,928	$6,918,196

Going Concern (Note 1)

Related Party Transactions and Balances (Note 9)

Commitments and Contingencies (Note 15)

Dissolution of Subsidiary (Note 16)

Subsequent Events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ “James Cassina”	/s/ “Milton Klyman”
James Cassina, Director	Milton Klyman, Director

3

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Operations and Comprehensive Loss

For the years ended August 31, (Expressed in Canadian Dollars)	2014	2013	2012

Revenue
Natural gas sales, net of royalties	$65,024	$30,062	$39,218
Expenses
Operating costs	17,138	9,234	28,471
Depletion and accretion	2,449	13,283	20,509
General and administrative	403,120	583,577	705,591
Interest expense	284,038	76,783	88,789
Loss on derivative liabilities (Note 11)	2,735,476	128,041	46,655
Loss on foreign exchange	101,427	197,640	36,283
Marketing and public relations	(14,250)	25,763	46,272
Loss on settlement of debt (Note 8 (b) (e))	1,335,935	402,264	1,465,465
Impairment loss on exploration and evaluation assets, net (Note 6 and 16)	1,315,276	2,690,568	-
Impairment loss on property and equipment	-	168,954	50,774
Impairment loss on marketable securities	-	1	-
Stock based compensation - non employees	-	-	75,062
Stock based compensation	-	-	95,910
Compensation expense on re-pricing of units	-	-	188,625
	6,180,609	4,296,108	2,848,406

Net loss	(6,115,585)	(4,266,046)	(2,809,188)

Other comprehensive income (loss)
Foreign currency translation	(199,965)	314,120	(160)
Total other comprehensive income (loss)	(199,965)	314,120	(160)

Net loss and comprehensive loss	$(6,315,550)	$(3,951,926)	$(2,809,348)

Loss per shares, basic and diluted	$(0.482)	$(0.407)	$(0.344)

Weighted average shares outstanding, basic and diluted (Note 8 (c))*	12,675,329	10,477,429	8,176,973

* Reflects the March 16, 2012 two-for-one stock split (Note 8 (a))

* Reflects the August 25, 2014 one-for-ten stock consolidation (Note 8 (a))

The accompanying notes are an integral part of these consolidated financial statements

4

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

For the years ended August 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

	SHARE CAPITAL Number of Shares*	SHARE CAPITAL Amount $	SHARE PURCHASE WARRANTS $	SHARE PURCHASE OPTIONS $	CONTRI- BUTED SURPLUS $	FOREIGN CURRENCY TRANS- LATION RESERVE $	ACCU- MULATED DEFICIT $	TOTAL SHARE- HOLDERS’ DEFICIENCY $
Balance, August 31, 2011	6,712,788	4,635,556	252,637	-	85,737	(109,303)	(2,137,327)	2,727,300
Issuance of shares as debt settlement	310,701	395,589	-	-	-	-	-	395,589
Issuance of units as debt settlement	1,715,000	1,150,367	1,102,348	-	-	-	-	2,252,715
Private placement of units	200,000	32,459	67,541	-	-	-	-	100,000
Private placement of units	300,000	342,786	-	-	-	-	-	342,786
Compensation expense on re-pricing units	75,000	-	-	-	118,507	-	-	118,507
Private placement of units	682,500	702,528						702,528
Warrants expired	-	-	-	-	318,552	-	-	318,552
Issuance of shares as debt settlement	17,139	44,547	-	-	-	-	-	44,547
Imputed interest	-	-	-	-	2,334	-	-	2,334
Stock based compensation	-	-		170,972	-	-	-	170,972
Units cancelled	(341,847)	(1,397,199)	-	-	(18,930)	-	-	(1,416,129)
Foreign currency translation	-	-	-	-	-	(160)	-	(160)
Net loss for the year	-	-	-	-	-	-	(2,809,188)	(2,809,188)
Balance, August 31, 2012	9,671,281	5,906,633	1,422,526	170,972	506,200	(109,463)	(4,946,515)	2,950,353
Private placement of units	224,979	197,214	-	-	-	-	-	197,214
Issuance of shares as debt settlement	2,366,257	946,503	-	-	-	-	-	946,503
Foreign currency translation	-	-	-	-	-	314,120	-	314,120
Net loss for the year	-	-	-	-	-	-	(4,266,046)	(4,266,046)
Balance, August 31, 2013	12,262,517	7,050,350	1,422,526	170,972	506,200	204,657	(9,212,561)	142,144
Warrants exercised	651,904	306,405	(78,238)	-	-	-	-	228,167
Warrants expired	-	-	(174,399)	-	174,399	-	-	-
Derivative warrants expired	-	-	-	-	709,299	-	-	709,299
Issuance of units as debt settlement	14,757,120	1,715,426	801,079	-	-	-	-	2,516,505
Foreign currency translation	-	-	-	-	-	(199,965)	-	(199,965)
Net loss for the year	-	-	-	-	-	-	(6,115,585)	(6,115,585)
Balance, August 31, 2014	27,671,541	9,072,181	1,970,968	170,972	1,389,898	4,692	(15,328,146)	(2,719,435)

* Reflects the March 16, 2012 two-for-one stock split (Note 8 (a))

* Reflects the August 25, 2014 one-for-ten stock consolidation (Note 8 (a))

The accompanying notes are an integral part of these consolidated financial statements

5

(Formerly: Eagleford Energy Inc.)

Consolidated Statements of Cash Flows
For the years ended August 31, (Expressed in Canadian Dollars)	2014	2013	2012

Cash provided by (used in)
Operating activities
Net loss	$(6,115,585)	$(4,266,046)	$(2,809,188)
Items not involving cash:
Depletion and accretion	2,449	13,283	20,509
Loss on derivative liabilities (Note 11)	2,735,476	128,041	46,655
Loss on settlement of debt (Note 8(b)(e) and Note 10)	1,335,935	402,264	1,465,465
Decommissioning obligation expenditure	(706)	-	-
Impairment loss on exploration and evaluation assets, net (Note 6 and 16)	1,315,276	2,690,568	-
Impairment loss on property and equipment	-	168,954	50,774
Impairment loss on marketable securities	-	1	-
Shares and warrants issue for services	-	-	44,285
Stock based compensation	-	-	170,972
Compensation expense on re-pricing of units	-	-	188,625
Imputed interest	-	-	2,334
Net changes in non-cash working capital (Note 13)	538,244	569,428	436,943
Net cash used in operating activities	(188,911)	(293,507)	(382,626)

Investing activities
Additions to exploration and evaluations assets, net	(113,578)	(404,818)	(1,559,763)
Net cash used in investing activities	(113,578)	(404,818)	(1,559,763)

Financing activities
Secured note payable, net	83,629	66,240	(65,796)
Shareholders’ loans, net	52,378	126,763	50,042
Private placement of units, net of share issue costs	-	405,650	2,086,718
Net cash provided by financing activities	146,009	598,653	2,070,964

Increase (decrease) in cash for the year	(156,480)	(99,672)	128,575
Effect of exchange rate changes on cash	62,858	(33,494)	36,162
Cash, beginning of year	196,837	330,003	165,266
Cash, end of year	$103,215	$196,837	$330,003

Supplemental Cash Flow Information and Non-cash Transactions (Note 13)

The accompanying notes are an integral part of these consolidated financial statements

6

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

1.           Nature of Business and Going Concern

Eagleford Energy Corp. (“Eagleford” or the “Company”) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009. The principal activities of the Company consist of exploration, development and production of petroleum and natural gas properties. In addition, the Company holds a 0.3% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which is carried on the consolidated statement of financial position at nil.

The company's registered office is 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1.

The Company’s common shares trade on the Over-the-Counter Bulletin Board (OTCQB) under the symbol EGFDF.

These consolidated financial statements (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of exploring and developing its oil and gas properties and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of exploration and development of its oil and gas properties.

Due to continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. The Company has a working capital deficiency of $3,489,237 (2013: $4,985,312) and an accumulated deficit of $15,328,146 (2013: $9,212,561). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying consolidated financial statements.

During the year, the Company entered into two separate Joint Development Agreements on the Matthews Lease and received cash of $340,811 and the payment of certain obligations under the Matthews Lease. The Company extinguished debt of $1,408,737 (2013: $544,239) through the issuance of share capital.

2.           Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements of the Company were approved by the Board of Directors on December 26, 2014.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (the “IASB”) which is incorporated in the Chartered Professional Accountants of Canada (“CPA Canada”) Handbook-Accounting.

7

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)

For The Years Ended August 31, 2014 and 2013 and 2012

2.           Basis of Preparation (cont’d)

The accounting policies applied in these consolidated financial statements are based on IFRS effective for the period ended August 31, 2014, as issued and outstanding as of the date the Board of Directors approved the consolidated financial statements.

Principles of Consolidation

Subsidiaries are all entities controlled by the Company. Control exists when the Company is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

The consolidated financial statements include the accounts of Eagleford, the legal parent, together with its wholly-owned subsidiaries, 1354166 Alberta Ltd. a company operating in the province of Alberta, Canada (“1354166 Alberta”), Eagleford Energy, Zavala Inc. a Nevada company (“Zavala Inc.”) effective August 29, 2013 and Dyami Energy Inc. (“Dyami”) which was dissolved effective April 3, 2014 by filing a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas (see Note 16).

3.           Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

Revenue Recognition

Revenues from the production of oil and gas properties from 1354166 Alberta are recognized, on the basis of the Company’s working interest in those properties, when the significant risks and rewards of ownership of the product is transferred to the buyer, which is usually when legal title passes to an external party. During the fiscal year ended August 31, 2012, the wells were shut in and the asset was considered impaired and the property was written off but the Company is still receiving its share of gas revenue from the operator. Revenue is measured net of royalties and other duties.

Foreign Currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s wholly-owned Alberta subsidiary, 1354166 Alberta is Canadian dollars and the functional currency of the Company’s wholly-owned Nevada subsidiary, Zavala Inc. is United States dollars and the Company’s former wholly-owned Texas subsidiary, Dyami Energy was United States dollars.

Items included in the consolidated financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the consolidated statements of operations.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year- end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve under the equity section of the consolidated statement of financial position.

8

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

3.           Summary of Significant Accounting Policies (cont’d)

Loss per Share

The basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.

Financial Instruments

Classification and Measurement

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit and loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “other financial liability” as defined by IAS 39, “Financial Instruments: Recognition and Measurement”.

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in fair value recognized in the statement of comprehensive income. Transaction costs are expensed when incurred. The Company has classified cash, marketable securities and derivative liabilities as “fair value through profit and loss”.

Financial instruments classified as “loans and receivables”, “held-to-maturity”, or “financial liabilities” are measured at amortized cost using the effective interest method of amortization. “Loans and receivables” are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. “Held-to-maturity” financial assets are non-derivative investments that an entity has the positive intention and ability to hold to maturity.

“Other financial liabilities measured at amortized cost” are those financial liabilities that are not designated as “fair value through profit or loss” and that are not derivatives. The Company has classified trade and other receivables as “loans and receivables” and trade and other payables, secured note payable, provisions and shareholders’ loans as “other financial liabilities”.

Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company currently has no assets classified as “available for sale”.

Derivative Financial Instruments

The Company’s derivative instruments consist of derivative liabilities in relation to its i) share purchase warrants; and ii) its secured convertible note payable.

In prior years the Company had issued share purchase warrants in conjunction with offerings for the purchase of common shares of the Company. These share purchase warrants were issued with an exercise price in US dollars, rather than Canadian dollars (the presentation and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these share purchase warrants are re-measured at each statement of financial position date using the Black-Scholes option pricing model. Adjustments to the fair value of the share purchase warrants at the financial position date are recorded to the statement of operations.

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(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

3.           Summary of Significant Accounting Policies (cont’d)

The Company’s secured convertible note payable has a conversion feature which may convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit is the lessor of a price equal to the 30-day rolling weighted average price of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the “Conversion Unit”). The terms and features of the conversion meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32“Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period. The Company has selected the Binomial Lattice model to fair value the warrant component of the conversion unit and the Monte Carlo Simulations process for the common share component of the conversion unit (see Note 11).

Property and Equipment and Exploration and Evaluation Assets

Exploration and Evaluation Assets (“E&E”)

Pre-acquisition expenditures on oil and gas assets are recognized as an expense in the consolidated statements of operations when incurred. In accordance with IFRS 6, exploration and evaluation costs are capitalized within intangible assets until the success or otherwise of the well or project has been established and subject to an impairment review. The costs of unsuccessful wells in an area are written off to the statement of operations.

Exploration and evaluation costs, including the costs of acquiring licenses and directly attributable general and administrative costs, initially are capitalized either as tangible or intangible E&E assets according to the nature of the assets acquired. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

When E&E assets are determined to be technically feasible and commercially viable, the accumulated costs are transferred to property and equipment. When E&E assets are determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to the statement of operations as exploration and evaluation expense.

E&E assets are assessed for impairment in any circumstances where sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash-generating units (“CGUs”).

Development and Production Costs

Items of property and equipment, which include petroleum and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development and production assets are grouped into CGUs for impairment testing.

When significant parts of an item of property and equipment, including petroleum and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Gains and losses on disposal of an item of property and equipment, including petroleum and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

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(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

3.           Summary of Significant Accounting Policies (cont’d)

Subsequent Costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as exploration and evaluation assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized exploration and evaluation assets generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Joint Oil and Gas Activities

All of the Company's oil and gas activities are conducted jointly with others. The Company's accounts reflect only the Company's share of assets, liabilities, revenue and expenses in the joint operations. For interests in joint operations, the Company’s share of the jointly controlled assets are classified according to the nature of the assets, the Company’s share of any liabilities incurred jointly with the other parties, and the Company’s share of any income and expenses incurred jointly with the partners are recognized in the consolidated financial statements. The adoption of IFRS 11 did not change the definition of a joint arrangement/joint control and proportionate share method previously adopted by the company.

Depletion and Depreciation

The net carrying value of development or production assets is depleted using the units-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually for developed properties.

Proved and probable reserves are estimated using independent reserve engineer reports for developed properties only and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon:

•	a reasonable assessment of the future economic benefit of such production;
•	a reasonable expectation that there is a market for all or substantially all the expected oil and natural gas production; and
•	evidence that the necessary production, transmission and transportation facilities are available or can be made available.

Reserves may only be considered proved and probable if they are supported by either actual production or conclusive formation tests. The area of reservoir considered proved includes: (a) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, or both; and (b) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geophysical, geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of oil and natural gas controls the lower proved limit of the reservoir.

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

11

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

3.           Summary of Significant Accounting Policies (cont’d)

Impairment

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. Remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

Non-financial Assets

The carrying amounts of the Company’s non-financial assets, other than E&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. E&E assets are assessed for impairment when they are reclassified to property and equipment as petroleum and natural gas interests, and also if facts and circumstances suggest that their carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

E&E assets are allocated to related CGUs when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (petroleum and natural gas interests in property and equipment).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

12

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

3.           Summary of Significant Accounting Policies (cont’d)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.

Decommissioning Obligations

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. Provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the period-end date. Subsequent to initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases/decreases due to changes in the estimated future cash flows and changes to discount rate are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in profit or loss using the effective interest method. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Taxes

Tax expense comprises current and deferred tax. Tax is recognized in the consolidated statements of operations except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current Income Tax

Current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred Tax

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and asset and they relate to the income taxes levied by the same authority on the same taxable entity, or on different tax entities where these entities intend to settle current tax liabilities and asset on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

13

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

3.           Summary of Significant Accounting Policies (cont’d)

Share-Based Compensation

The Company has a share-based compensation plan that grants stock options to employees and non-employees. This plan is an equity settled plan. The Company uses the fair value method for accounting for share-based awards to employees and non-employees.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Warrants

When the Company issues units comprising common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using the Black-Scholes option price model. The fair value is then related to the total of the net proceeds received on issuance of the common shares and the fair value of the warrants issued therewith. The resultant relative fair value is allocated to warrants from the net proceeds and the balance of the net proceeds is allocated to the common shares issued.

Critical Accounting Estimates and Judgments

The timely preparation of the consolidated financial statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the consolidated financial statements are:

Valuation and Classification of Exploration and Evaluation Assets

The value of exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves which in turn is dependent on future oil and natural gas prices, future capital expenditures and environmental and regulatory restrictions. The decision to transfer exploration and evaluation assets to property and equipment is based upon management’s determination of an area’s technical feasibility and commercial viability based on proved and/or probable reserve estimates.

Title to Oil and Gas Property Interests

Although the Company has taken steps to verify title to oil and gas properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

14

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

3.           Summary of Significant Accounting Policies (cont’d)

Stock Based Compensation

The Company measures the cost of equity-settled transactions to the relative fair value of the equity instruments at the date at which they are issued. Estimating relative fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Decommissioning Liabilities

Decommissioning liabilities consist of asset retirement obligations that are based, in part, on estimates of future costs to settle the obligation, in addition to estimates of the useful life of the underlying assets, the rate of inflation and the risk-free discount rate.

Fair Value of Financial Instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Assessment of Commercial Reserves

Management is required to assess the level of the Company’s commercial reserves together with the future expenditures to access those reserves, which are utilized in determining the depletion charge for the period, assessing whether any impairment charge is required against developed or undeveloped properties, and the determination of the deferred tax liability. By their nature, these estimates of discovered proved and probable crude oil and natural gas reserves, including the estimates of future prices, costs, related future cash flows and the selection of a pre-tax risked discount rate relevant to the asset in question are subject to measurement uncertainty.

The Company employs an independent reserves evaluator who periodically assesses the Company’s level of commercial reserves by reference to data sets including geological, geophysical and engineering data together with reports, presentation and financial information pertaining to the contractual and fiscal terms applicable to the Company’s assets. Significant judgment is involved when determining whether there have been any significant changes in the Company’s reserves.

Income taxes

Income taxes liability is estimated for the Company, including an assessment of temporary differences. Any temporary differences will generally result in the recognition of deferred tax assets and liabilities in the financial statements. Management’s judgment is required in the calculation of current and deferred taxes, as well as the likelihood of realization.

Provisions

Considerable judgment is used in measuring and recognizing provisions and the exposure to contingent liabilities. Judgment is necessary to determine the likelihood that a pending litigation or other claim will succeed, or a liability will arise and to quantify the possible range of the final settlement.

Significant changes in the assumptions, including those with respect to future business plan and cash flows, could materially change the recorded carrying amounts.

15

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

4.           Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) IFRIC 21 Levies. The Company intends to adopt IFRIC 21 in its consolidated financial statements for the annual period beginning September 1, 2014. The Company does not expect the amendments to have a material impact on the consolidated financial statements.

(ii) On July 24, 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014). In November 2009, the IASB issued the first version of IFRS 9, Financial Instruments (IFRS 9 (2009) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010) and November 2013 (IFRS 9 Financial Instruments (2013). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the consolidated financial statements.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2013. There were no material impacts on the consolidated financial statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRS 10 Consolidated Financial Statements; (ii) IFRS 11 Joint Arrangements; (iii) IFRS 12 Disclosures of Interests in Other Entities; (iv) IFRS 13 Fair Value Measurement; and (v) Amendments to IFRS 7 Financial Instrument Disclosures.

5.           Segmented Information

The Company’s reportable and geographical segments are Canada and the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. The following tables show information regarding the Company’s reportable segments.

For the year ended August 31, 2014	Canada	United States	Total
Net revenue	$65,024	-	$65,024
Net loss	$(4,683,624)	$(1,431,961)	$(6,115,585)

For the year ended August 31, 2013	Canada	United States	Total
Net revenue	$30,062	-	$30,062
Net loss	$(1,431,363)	$(2,834,683)	$(4,266,046)

For the year ended August 31, 2012	Canada	United States	Total
Net revenue	$39,218	-	$39,218
Net loss	$(2,585,129)	$(224,059)	$(2,809,188)

As at August 31, 2014	Canada	United States	Total
Total Assets	$179,888	$5,117,040	$5,296,928
Total Liabilities	$6,991,287	$1,025,076	$8,016,363

As at August 31, 2013	Canada	United States	Total
Total Assets	$3,914,928	$3,003,268	$6,918,196
Total Liabilities	$6,029,577	$746,475	$6,776,052

16

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

6.           Exploration and Evaluation Assets

Cost
Balance August 31, 2012	$8,475,487
Additions	404,818
Change in decommissioning obligation estimates	(9,268)
Impairment of Murphy Lease	(2,690,568)
Foreign exchange	354,809
Balance August 31, 2013	$6,535,278
Additions, net	113,578
Change in decommissioning obligation estimates	7,225
Disposal of decommissioning obligations, Matthews Lease JDA	(26,426)
Impairment of Murphy Lease	(1,675,749)
Foreign exchange	82,686
Balance August 31, 2014	$5,036,592

The Company’s exploration and evaluation assets are located in Texas, USA. As at August 31, 2014 an impairment of $1,675,749 was recorded on the Murphy Lease ($1,315,276 net of foreign currency translation gain of $301,884 and write off of decommissioning obligations of $58,589) (August 31, 2013: $2,690,568). Included in the above additions for the year ended August 31, 2014, the Company capitalized borrowing costs interest of $Nil to exploration and evaluation assets (August 31, 2013: $240,092).

Matthews Lease, Zavala County, Texas

During the year ended August 31, 2013, the Company, Dyami Energy and OGR Energy Corporation, the Lessees, were litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property. In order to comply with certain State legal requirements, it was deemed necessary by the Lessors counsel to continue with the development through a newly executed lease document and the Company formed, Zavala Inc. a new wholly owned subsidiary to execute the new lease. The new lease was signed effective September 1, 2013 and the first of two payments of US$150,000 were paid to the Lessors upon signing the new lease as required initial pre-payment of anticipated production royalties along with a continuing development obligation under the lease to complete the previously drilled Matthews #1H horizontal well or drill a new well on the Matthews property no later than March 30, 2014. On September 1, 2013, the Matthews lease was renewed by the Company through Zavala Inc. and based on the concept of faithful representation under IAS 8, the carrying value of the Matthew’s lease by Dyami Energy was considered to be the value for Zavala Inc. as this arrangement is simply a reorganization in substance.

On December 3, 2013, (amended January 21, 2014) the Company entered into a Joint Development Agreement with Stratex Oil and Gas Holdings, Inc. (“Stratex”) (the “Stratex JDA”) to further develop the Matthews Lease. Under the terms of the Stratex JDA, Stratex will act as operator and upon Stratex delivering i) US$150,000 to the lessors of the Matthews Lease on behalf of Zavala Inc., ii) delivering US $150,000 to the Company; and iii) commencing a hydraulic fracture of the Matthews #1H not later than March 31, 2014 Stratex earned a 66.67% working interest before payout (50% working interest after payout) in the Matthews #1H well and a 50% working interest in the 2,629 acre Matthews Lease (see Note 17).

Through Zavala Inc., the Company holds a 50% working interest in the 2,629 acre Matthews Lease (33.33% working interest before payout and 50% working interest after payout in the Matthews #1H well). The Matthews Lease had a primary term extended to March 31, 2014 (the “Primary Term”) while each lease year ends August 31. Prior to the expiration of the Primary Term, a hydraulic fracturing of the Matthews #1H well was completed and thereafter the lease is maintained through a guaranteed minimum royalty payment of $323.30 per acre and beginning in the second lease year and continuing thereafter for each succeeding lease year drill at least 2 wells per lease year. The royalties payable under the Matthews Lease are 25%.

17

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

6.           Exploration and Evaluation Assets (cont’d)

On April 11, 2014, the Company entered into a further Joint Development Agreement (“JDA2”) with Stratex and Quadrant Resources LLC, (“Quadrant”) for the development of the San Miguel formation on the Matthews Lease.  Pursuant to the terms of the JDA2, upon satisfaction of certain conditions including the Phase 1 Work Program and the cash consideration described below, Quadrant can earn an undivided 66.67% before payout and a 50% working interest after payout to the base of the San Miguel formation of the Matthews Lease by i) drilling 3 new wells and reworking 5 wells at its sole cost and expense by June 30, 2015 (the “Phase I Work Program”); ii) deliver US$100,000 to the Company upon execution of the JDA2 (paid); and iii) deliver US$65,000 to the Company on each of July 8, 2014 (paid); October 6, 2014, January 5, 2015 and April 6, 2015. At August 31, 2014 the Company recorded the payments received from Quadrant of US$165,000 (CDN $177,804) as deferred revenue on the Consolidated Statement of Financial Position until the conveyance of the earned interest at which time this amount will be reclassified and offset against exploration and evaluation assets.

Murphy Lease, Zavala County, Texas

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter (see Note 16).

On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murhpy’s lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

7.            Provisions

	Decommissioning Obligations (Note a)	Other Provisions (Note b)	Total Provisions
Balance, August 31, 2012	$114,755	$125,917	$240,672
Accretion expense	3,071	-	3,071
Change in estimate	(5,104)	-	(5,104)
Additions	-	169,196	169,196
Reductions	-	(125,917)	(125,917)
Foreign exchange	7,020	9,357	16,377
Balance, August 31, 2013	119,742	178,553	298,295
Accretion expense	961	-	961
Change in estimate	7,225	-	7,225
Disposals	(26,426)	-	(26,426)
Reductions	-	(169,196)	(169,196)
Dissolution of subsidiary (see Note 16)	(58,589)		(58,589)
Foreign exchange	4,630	(9,357)	(4,727)
Balance, August 31, 2014	$47,543	$-	$47,543

18

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

7	Provisions (cont’d)

a)	Decommissioning Obligations

The Company’s decommissioning obligations result from its ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The total decommissioning obligation is estimated based on the Company’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, and the estimated timing of the costs to be incurred in future years. The Company has estimated the net present value of decommissioning obligations to be $47,543 ($11,768 current and $35,775 long term) at August 31, 2014 (August 31, 2013: $119,742 long term) based on an undiscounted total future liability of $60,629 (August 31, 2013: $166,578). These payments are expected to be incurred between 2015 and 2031. The discount factor, being the risk free rate related to the liability is 2.57% (August 31, 2013: 3.09%).

b)	Other Provisions

In February 2013, a vendor of Dyami Energy applied a lien on the Murphy #4 well and filed a claim in the District Court of Zavala County, Texas (Case No. 13-02-12941-ZCV) seeking payment of US$169,196 for services. Dyami Energy was disputing the amount on the basis of negligence by the vendor. On January 28, 2014 the vendor received a summary judgment against Dyami Energy in the amount of $169,196 plus interest at a rate of 18% per annum from September 17, 2012 until paid and legal fees of $21,178 plus interest at a rate of 5% per annum from the date of judgment until paid. During 2013 full amount of the provision had been recorded together with legal fees and interest. The provision, legal fees and interest were transferred to trade and other payables (see Note 16).

In May 2012 a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas seeking payment of US$64,866. Dyami Energy was disputing the amount charged due to faulty equipment. The full amount of the provision which was accrued in the prior year 2012 was reversed in 2013 as the vendor is no longer in good standing as a Texas corporation and the vendor’s attorney filed in the District Court of Harris County, Texas a motion to withdraw as counsel (see Note 16).

In December 2011, a vendor of Dyami Energy filed a claim in the District Court of Harris County, Texas (Case No. 2011-74035/Court: 113) seeking payment of US$62,800. Dyami Energy disputed the claim on the basis of excessive charges. In December 2013 an agreed final judgment in favour of the vendor was entered into court in the amount of $42,803 and post judgment interest at 5% per annum until paid in full. The provision was transferred to trade and other payables (see Note 16).

8.           Share Capital and Reserves

The Company filed Articles of Amendment effective August 25, 2014 consolidating the common shares of Eagleford Energy Inc., on the basis of one (1) common share for every ten (10) common shares and changing its name to Eagleford Energy Corp. The stock consolidation has been applied retrospectively for all periods presented.

On March 16, 2012, the Company completed a two (2) for one (1) stock split, pursuant to which one (1) newly-issued share of the Company’s common stock was issued to each holder of a share of common stock as of the close of business. The forward stock split has been applied retrospectively for all periods presented.

19

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

8 (a)       Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited non-participating, non-dividend paying, voting redeemable preference shares

Issued:

The following table sets out the changes in common shares during the respective periods:

Common Shares	Number*	Amount
Balance August 31, 2012	9,671,281	$5,906,633
Private Placement of units (Note 8 (b) (a))	224,979	197,214
Debt settlement (Note 8 (b) (b))	2,366,257	946,503
Balance August 31, 2013	12,262,517	7,050,350
Warrants exercised (Note 8 (b) (c))	651,904	306,405
Debt settlement (Note 8 (b) (e))	14,757,120	1,715,426
Balance August 31, 2014	27,671,541	$9,072,181

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

8 (b)       Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	August 31, 2014		August 31, 2013
Warrants	Number of Warrants*	Weighted Average Price*	Number of Warrants*	Weighted Average Price*
Outstanding, beginning of period	4,020,095	$0.40	4,020,095	$0.04
Warrants exercised (Note 8 (c))	(651,904)	$0.35
Warrants expired (Note 8 (d))	(1,453,191)	$0.35
Warrants issued (Note 8 (e))	7,378,560	$0.10
Balance, end of period	9,293,560	$0.18	4,020,095	$0.40

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

(a)          On September 25, 2012, the Company completed private placements for gross proceeds of $441,004 of equity capital from arm’s length private placement funding through the issuance of 224,979 units at a price of US$2.00 per unit. Each unit was comprised of one common share and one-half a common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Company at US$5.00 for a period of three years from the date of issuance. The amount allocated to derivative warrant liabilities based on fair value using the Black-Scholes option pricing model was $163,541 (retranslated as $176,087 at August 31, 2013). In connection with the private placement, the Company paid cash commissions and other expenses of $35,354 and issued an aggregate of 17,998 broker warrants.  Each broker warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.50 for a period of three years from the date of issuance. The amount allocated to derivative liabilities based on fair value using the Black-Scholes option pricing model was $44,895 (retranslated as $48,340 at August 31, 2013) with a corresponding decrease in common shares (see Note 11).

(b)          On June 1, 2013, the Company issued 2,366,257 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906. The amount allocated to common shares based on fair value was $946,503 and $402,264 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss.

(c)          Effective February 27, 2014, 651,904 common share purchase warrants were exercised at $0.35 expiring February 27, 2014 for settlement of cash advances of $228,167. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $78,238 (see Note 9).

20

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

8 (b)       Share Purchase Warrants (cont’d)

(d)          On February 5, 2014, 200,000 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $24,000 with a corresponding increase to contributed surplus. On February 25, 2014, 80,052 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $9,606 with a corresponding increase to contributed surplus. On February 27, 2014, 1,173,139 common share purchase warrants exercisable at $0.35 expired. The amount allocated to warrants based on relative fair value using the Black-Scholes option pricing model was $140,793 with a corresponding increase to contributed surplus.

(e)          Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017.The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as a loss on settlement of debt in the consolidated statement of operations and comprehensive loss. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock (see Note 10 and 11).

The following table summarizes the outstanding warrants as at August 31, 2014 and 2013 respectively:

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
600,000	$0.50	January 24, 2015	0.40	$507,038
1,315,000	$0.50	February 17, 2015	0.47	662,851
7,378,560	$0.10	August 30, 2017	3.00	801,079
9,293,560	$0.50		2.47	$1,970,968

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

Number of Warrants*	Exercise Price*	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
200,000	$0.40	February 5, 2014	0.43	$24,000
80,052	$0.40	February 25, 2014	0.49	9,606
1,825,043	$0.40	February 27, 2014	0.49	219,031
600,000	$0.50	January 24, 2015	1.40	507,038
1,115,000	$0.50	February 17, 2015	1.47	595,310
200,000	$0.50	February 17, 2015	1.47	67,541
4,020,095	$0.40		0.94	$1,422,526

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

8 (c)       Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

Weighted Average Shares Outstanding*	August 31, 2014	August 31, 2013
Weighted Average Shares Outstanding Basic and diluted	12,675,329	10,477,429

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

21

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

8 (d)       Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options*	Exercise Price
Balance, August 31, 2012 and 2013	105,000	$1.64
Granted	-	-
Balance, August 31, 2014	105,000	$1.64

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

The following table is a summary of the Company's stock options outstanding and exercisable at August 31, 2014 and 2013 respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years) (1)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	2.50	1,00,000	$1.60
$2.50	5,000	$2.50	0.16	5,000	$2.50
	105,000	$1.64	2.39	105,000	$1.64

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

(1) In October 2012, the Optionee passed away and pursuant to the terms of the option agreement had a period of twelve (12) months after the date of such death before the expiry of the option (see Note 17).

Options Outstanding				Options Exercisable
Exercise Price	Number of Options*	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Options*	Weighted Average Exercise Price
$1.60	100,000	$1.60	3.50	1,00,000	$1.60
$2.50	5,000	$2.50	3.90	5,000	$2.50
	105,000	$1.64	3.52	105,000	$1.64

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten stock consolidation

8 (e)       Contributed Surplus

Contributed surplus transactions for the respective periods are as follows:

Amount
Balance, August 31, 2012 and 2013	$506,200
Warrants expired	174,399
Derivative warrants expired	709,299
Balance, August 31, 2014	$1,389,898

22

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

9.           Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the exchange amount being the amount agreed to by the related parties, which approximates the arm’s length equivalent value.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the years ended were as follows:

	August 31, 2014	August 31, 2013	August 31, 2012
Short term employee benefits (1)	$75,000	$75,000	$75,000
Directors stock based compensation (2)	-	-	95,910
	$75,000	$75,000	$170,910

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	August 31, 2014	August 31, 2013
Short term employee benefits (1)	$281,250	$206,250
Expenses paid on behalf of the Company	-	1,747
	$281,250	$207,997

(1)	The Company accrues management fees for the President of the Company at a rate of $6,250 per month.
(2)	On March 1, 2012, the Company granted 60,000 share purchase options to directors with an exercise price of $1.60 per share expiring on February 28, 2017.

At August 31, 2014 the amount of directors’ fees included in trade and other payables was $19,200 (August 31, 2013: $16,100).

At August 31, 2014 the Company had a promissory note payable to the President of the Company of $Nil (August 31, 2013: $28,845 and US$300,000). For the year ended August 31, 2014, the Company recorded interest on the promissory note of $24,162 (August 31, 2013: $35,324). At August 31, 2014, included in trade and other payables is interest of $91,727 (August 31, 2013: $65,826). The notes were due on demand and bear interest at 10% per annum. Interest was payable annually on the anniversary date of the notes. Effective February 27, 2014, 651,904 common share purchase warrants expiring February 27, 2014,were exercised by the President of the Company at $0.35, for settlement of cash advances of $228,167 (see Note 8 (b) (c)). On August 30, 2014 the Company issued 1,628,700 units at $0.08 per unit as full settlement of a promissory note payable to the President of US$120,000 (see Note 8 (b) (e) and Note 10). At August 31, 2014, the Company had a note payable to Core Energy Enterprises Inc. (“Core”) of US$249,250. The President of the Company is a major shareholder, officer and a director of Core.

At August 31, 2014 the Company had a $1,322,347 (US$1,216,175), 10% per annum secured convertible promissory note payable to Benchmark Enterprises LLC (“Benchmark”) (2013: US$960,000). Benchmark is a shareholder of the Company. For the year ended August 31, 2014, the Company recorded interest on the secured promissory note of $104,237 (August 31, 2013: $101,309). At August 31, 2014 included in trade and other payables is interest of $Nil (August 31, 2013: $169,033) (see Note 10 and Note 11).

23

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

9	Related Party Transactions and Balances (cont’d)

At August 31, 2014, the Company had shareholders’ loans payable of US$655,000. (August 31, 2013: US$1,433,500 and $250,000). For the year ended August 31, 2014 the Company recorded interest of $180,349 (August 31, 2013: $183,490) on the shareholders’ loans payable. At August 31, 2014, included in trade and other payables, is interest of $269 August 31, 2013: $47,037). The notes are payable on demand and bear interest at 10% per annum. Interest is payable annually on the anniversary date of the notes. On August 30, 2014, the Company issued 13,128,420 units at $0.08 per unit as full settlement of promissory notes payable of US$529,250, $250,000 and interest payable of $225,614 (see Note 8 (b) (e)). During the year ended August 31, 2013, the Company issued 2,366,257 common shares as full settlement of shareholders’ loans in the amount of $198,333 and interest due on shareholders’ loans in the amount of $345,906 (see Note 8 (b) (e) and Note 10).

10	Secured Note Payable and Shareholders’ Loans

Secured Note Payable

At August 31, 2014, the Company exchanged a secured note payable to Benchmark with a carrying value of $1,322,347 (US$1,216,175) for a secured convertible promissory note payable to Benchmark with a face value of $1,322,347 (US$1,216,175) (the “Note”). The Note has an interest rate of 10%. The Note is due on the earliest to occur of: (a) August 31, 2015; (b) the closing of any subsequent financing or series of financings by the Company that results in gross proceeds of an aggregate amount equal to or greater than US$4,400,000, excluding conversion of any existing debt into equity; (c) the date of a sale by the Company of all of the shares in the capital stock of Zavala Inc. held by the Company from time to time; (d) the closing of a merger, reorganization, take-over or other business combination which results in a change of control of the Company or Zavala Inc.; or (e) an event of default.

In the event that the Company closes any subsequent financing or series of financings that results in gross proceeds to the Company of an aggregate amount equal to or greater than US$2,000,000, excluding conversion of any existing debt into equity of the Company, the Company shall allocate US$0.50 of every US$1.00 exceeding the US$2,000,000 raised from such financing to repay the Note. The Note is secured by all of the assets of the Company and Zavala Inc. The Company may, in its sole discretion, prepay any portion of the principal amount upon seven days’ notice. Benchmark has the option at any time while the Note is outstanding to convert any unpaid principal and accrued interest into conversion units. A conversion unit is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit. The price of the conversion unit is the lessor of a price equal to the 30-day VWAP of the Company as of the date of conversion, less 20% (as adjusted for any stock splits, combinations or similar events) or eight United States Cents (US$0.08) per share the “Conversion Unit”).

Accounting Considerations

The Company has accounted for this transaction as an exchange of debt instruments. Under IAS 39 “Financial Instruments: Recognition and Measurement”., an exchange between an existing borrower and lender of debt instruments with substantially different terms or substantial modification of the terms of an existing financial liability of part thereof is accounted for as an extinguishment. Since the new debt instrument has a conversion option, the terms are considered substantially different and therefore gives rise to extinguishment accounting. Further, the Company analyzed the conversion unit under IAS 39 and determined that it meets the definition of an embedded derivative. Since both components of the Conversion Unit (the common share component and warrant component) contain a variable exercise/conversion price, the Conversion Unit meets the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. As a result, the Conversion Unit is a derivative liability that requires fair value measurement each period.

24

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

10	Secured Note Payable and Shareholders’ Loans (cont’d)

Based on the previous conclusions, the Company allocated the old note first to the derivative component at its fair value with the residual allocated to the host debt contract, as follows:

Allocation CDN$
Secured promissory note (old debt instrument)	$1,322,347
Derivative liability (Conversion Unit)	(4,000,100)
Loss on exchange of debt instruments	2,677,753
$-

The Note will be accreted up to its face value of $1,322,347 (US$1,216,175) over the life of Note based on an effective interest rate (see Note 11).

Shareholder Loans

Effective August 30, 2014, the Company converted shareholders’ loans and interest due in the aggregate amount of $1,180,570 through the issuance of a total of 14,757,102 units in the capital of the Company at a price of $0.08 per unit. Each unit is comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$0.10 until August 30, 2017. The fair value of the units ($2,516,505) was allocated to common shares $1,715,426 and warrants $801,079 based on their relative fair values and $1,335,935 was recorded as loss on settlement of debt. The original terms of the debt did not include settlement by the issuance of equity instruments.

Accounting Considerations

The Company has accounted for this transaction as an extinguishment of debt instruments for equity instruments under the guidance of IFRIC Interpretation 19 “Extinguishing Financial Liabilities with Equity Instruments”. IFRIC 19 addresses the accounting of when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It states that if a debtor issues equity instruments to a creditor to extinguish all or part of a financial liability, those equity instruments are 'consideration paid' in accordance with IAS 39.41. Accordingly, the debtor should derecognise the financial liability fully or partly. IFRIC 19 further states that the debtor recognises in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the fair value of the equity instruments issued. As result, the Company recorded a loss on extinguishment in the amount of $1,335,935 in profit and loss which is the difference of the fair value of the equity instruments ($2,516,505) and the carrying value of the debt instruments ($1,180,570).

The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the conversion unit ($2,516,505) was allocated to the common stock component ($1,715,426) and warrant component ($801,079) based on their relative fair values. Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as of August 30, 2014:

August 30, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	196.97%
Risk free rate using zero coupon US Treasury Security rate	0.94%

25

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

11.         Derivative Liabilities

Derivative Warrant Liabilities

The Company has warrants issued with an exercise price in US dollars which are different from the functional currency of the Company (Canadian Dollars) and accordingly the warrants are treated as a financial liability and the fair value movement during the period is recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants*	Fair Value Assigned $	Average Exercise Price US $
As at August 31, 2012	784,273	1,640,406	4.70
Warrants issued	112,490	163,541	5.00
Broker warrants issued	17,998	44,895	2.50
Change in fair value estimates	-	128,041	-
As at August 31, 2013	914,761	1,976,883	4.06
Warrants expired	(170,923)	(709,299)	5.00
Change in fair value estimates	-	57,723	-
As at August 31, 2014	743,838	1,325,307	4.06

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten consolidation

On September 25, 2012 the Company issued 112,490 common share purchase warrants exercisable at US$5.00 and 17,998 common share purchase broker warrants exercisable at US$2.50 expiring September 25, 2015. The fair value measured using the Black-Scholes option pricing model was $163,541 and $45,895, respectively.

On August 31, 2014 170,923 warrants exercisable at US$5.00 expired and the fair value measured using the Black-Scholes option pricing model of $709,299 was recorded as an increase to contributed surplus.

The following tables set out the number of derivative warrant liabilities outstanding at August 31, 2014 and 2013 respectively:

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
187,500	5.00	April 13, 2015 (1)	0.62	365,474
30,000	2.50	April 13, 2015(1)	0.62	99,420
91,250	5.00	July 20, 2015(1)	0.88	133,431
14,600	2.50	July 20, 2015(1)	0.88	35,915
250,000	5.00	August 7, 2015(1)	0.93	365,964
40,000	2.50	August 7, 2015(1)	0.93	94,188
112,490	5.00	September 25, 2015	1.07	181,178
17,998	2.50	September 25, 2015	1.07	49,737
743,838			0.70	1,325,307

(1)	Current

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten consolidation

26

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

11	Derivative Liabilities (cont’d)

Number of Warrants*	Exercise Price US ($)*	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
170,923	5.00	August 31, 2014(1)	1.00	688,803
187,500	5.00	April 13, 2015	1.62	355,208
30,000	2.50	April 13, 2015	1.62	96,629
91,250	5.00	July 20, 2015	1.88	129,683
14,600	2.50	July 20, 2015	1.88	34,906
250,000	5.00	August 7, 2015	1.93	355,685
40,000	2.50	August 7, 2015	1.93	91,542
112,490	5.00	September 25, 2015	2.07	176,087
17,998	2.50	September 25, 2015	2.07	48,340
914,761			1.70	1,976,883

(1) Current

* Reflects the March 16, 2012 two-for-one stock split and the August 25, 2014 one-for-ten consolidation

The fair value of the warrants issued during the year ended August 31, 2013, were estimated using the Black-Scholes option pricing model with the following assumptions:

Black-Scholes Assumptions used	2013
Risk-free interest rate	1.5%
Expected volatility	217%
Expected life (years)	3.00 Years
Dividend yield	-

Derivative Unit Liabilities

The following tables summarize the components of the Company’s derivative liabilities reflected in US Dollars and linked common shares as at August 31, 2014:

	August 31, 2014
The financings giving rise to derivative financial instruments	Indexed Shares	Fair Values $CDN
Conversion unit (1 common share and 1 common share purchase warrant)	15,202,188	$(4,000,100)

The Company’s face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note issued on August 31, 2014 gave rise to a derivative financial instrument. As more fully discussed in Note 10 the Company issued a face value $1,322,347 (US$1,216,175) Secured Convertible Promissory Note on August 31, 2014 (the “Note”). The Note embodied certain terms and conditions that were not clearly and closely related to the host debt agreement in terms of economic risks and characteristics. Additionally these features met the definition of a financial liability under IAS 32 “Financial Instruments: Presentation”. These terms and features consist of the conversion unit which is comprised of one (1) common share and one (1) common share purchase warrant entitling the holder to acquire a common share of the Company at a price equal to a 15% premium to the price of the common share acquired under the conversion unit.

Current accounting principles that are provided in IAS 32 and IAS 39 require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in profit and loss. The Company has selected the Monte Carlo Simulations valuation technique to fair value the common share component of the conversion unit because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving common share components. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk free rates.

27

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

11	Derivative Liabilities (cont’d)

The Company has selected the Binomial Lattice model to fair value the warrant component of the conversion unit because it believes this technique is reflective of all significant assumption types market participants would likely consider in transactions involving warrants.

Significant inputs and results arising from the Monte Carlo Simulations process are as follows for the common share component contained in the conversion unit:

August 31, 2014
Underlying price on valuation date*	$0.3090
Contractual conversion rate	$0.08
Contractual term to maturity	1.00 Years
Implied expected term to maturity	0.613 Years
Market volatility:
Range of volatilities	78.41% - 269.09%
Equivalent volatility	181.25%
Contractual interest rate	10.0%
Equivalent market risk adjusted interest rate	10.00%
Equivalent credit risk adjusted yield	3.45%

*The underlying price of the common share component of the conversion unit is the sum of the market price on the valuation date and the fair value of the warrant component derived from the binomial lattice model.

Significant assumptions utilized in the Binomial Lattice process are as follows for the warrant component of the conversion unit as of August 31, 2014:

August 31, 2014
Market value on valuation date	$0.16
Contractual exercise rate	$0.092
Term (years)	5.00 Years
Expected market volatility	179.21%
Risk free rate using zero coupon US Treasury Security rate	1.63%

12	Financial Instruments and Concentration of Risks

The Company has classified its financial instruments as follows:

Financial Instrument	Category	Measurement method
Cash	Fair value through profit or loss	Fair value
Marketable securities	Fair value through profit or loss	Fair value
Derivative liabilities	Fair value through profit or loss	Fair value
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Provisions	Other financial liabilities	Amortized cost
Secured note payable and shareholders’ loans	Other financial liabilities	Amortized cost

The types of risk exposure and the ways in which such exposures are managed are as follows:

28

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

12	Financial Instruments and Concentration of Risks (cont’d)

Credit Risk

Credit risk is primarily related to the Company’s receivables from joint venture partners and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. Receivables from joint venture partners are normally collected within one to three months of the joint venture bill being issued to the partner. The Company historically has not experienced any collection issues with its joint venture partners to date. The Company attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. The Company establishes an allowance for doubtful accounts as determined by management based on their assessed collectability; therefore, the carrying amount of trade and other receivables generally represents the maximum credit exposure. The Company believes that its counterparties currently have the financial capacity to settle outstanding obligations in the normal course of business.

Concentration risks exist in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank.

The Company’s maximum exposure to credit risk is as follows:

	August 31, 2014	August 31, 2013
Cash	$103,215	$196,837
Trade and other receivables	157,121	27,786
Prepaid expenses and deposits	-	158,295
Balance	$260,336	$382,918

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its oil and gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations however, there can be no assurance that it will continue to do so in the future.

The following table illustrates the contractual maturities of financial liabilities:

August 31, 2014	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,483,775	$1,483,775	-	-	-
Shareholders’ loans (1)	981,834	981,834	-	-	-
Total	$2,465,609	$2,465,609	-	-	-

August 31, 2013	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	$1,379,581	$1,379,581	-	-	-
Secured note payable (1)	1,013,088	1,013,088	-	-	-
Shareholders’ loans (1)	2,108,205	2,108,205	-	-	-
Total	$4,500,874	$4,500,874	-	-	-

(1)         Translated at current exchange rate.

29

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

12	Financial Instruments and Concentration of Risks (cont’d)

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not use derivative financial instruments or derivative commodity instruments to mitigate this risk.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other such factors.

Market events and conditions in recent years including oil and gas supply and demand, disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have caused significant volatility to commodity prices. These conditions contributed to a loss of confidence in the broader U.S. and global credit and financial markets. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions contributed to the broader credit markets to further deteriorate and stock markets to decline. These factors have negatively impacted company valuations and may impact the performance of the global economy going forward. Although economic conditions improved, the recovery has been slow in various sectors including in Europe and the United States and has been impacted by various ongoing factors including sovereign debt levels and high levels of unemployment which continue to impact commodity prices and to result in volatility in the stock market.

The Company mitigates these risks by:

•      utilizing competent, professional consultants as support to management,

•      reviewing available petrophyisical analysis of prospects,

•      focusing on a limited number of core properties.

(i)           Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that affect the levels of supply and demand.

The Company believes that movement in commodity prices that are reasonably possible over the next twelve month period may have a significant impact on the Company as all its oil properties are still in a development stage.

Commodity Price Sensitivity

The following table summarizes the sensitivity of the fair value of the Company’s risk management position for the year ended August 31, 2014 and 2013 to fluctuations in natural gas prices, with all other variables held constant. When assessing the potential impact of these price changes, the Company believes that 10 percent volatility is a reasonable measure. Fluctuations in natural gas prices potentially could have resulted in unrealized gains (losses) impacting net income as follows:

	2014		2013
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Net revenue	$72,451	$57,597	$32,946	$27,178
Net loss	$(6,108,158)	$(6,123,012)	$(4,263,162)	$(4,268,930)

30

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

12	Financial Instruments and Concentration of Risks (cont’d)

(ii)         Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The prices received by the Company for the production of natural gas and natural gas liquids are primarily determined in reference to United States dollars but are settled with the Company in Canadian dollars. The Company’s cash flow for commodity sales will therefore be impacted by fluctuations in foreign exchange rates.

The Company operates in Canada and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars at August 31, 2014 and 2013:

	August 31, 2014	August 31, 2013
Cash	$73,099	$150,901
Trade and other receivables	74,091	14,349
Exploration and evaluation assets	4,638,600	2,681,541
Prepaid expenses and deposits	27,478	150,000
Trade and other payables	(882,877)	(821,787)
Provisions	(32,948)	(265,117)
Derivative liabilities	(4,899,511)	(1,873,290)
Shareholders’ loans	(904,250)	(1,733,500)
Secured note payable	-	(960,000)
Deferred revenue	(165,000)	-
Net assets denominated in US$	$(2,071,318)	$(2,656,903)
Net asset CDN dollar equivalent at period end (1)	$(2,249,038)	$(2,803,830)

(1)	Translated at the exchange rate in effect at August 31, 2014 $1.0858 (August 31, 2013 $1.0553)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	August 31, 2014		August 31, 2013
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
2%	(48,840)	48,840	(59,178)	59,178
4%	(97,680)	97,680	(118,355)	118,355
6%	(146,520)	146,520	(177,533)	177,533
8%	(195,360)	195,360	(236,711)	236,711
10%	(244,201)	244,201	(295,888)	295,888

(iii)        Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates. Based on management's knowledge and experience of the financial markets, the Company believes that the movements in interest rates that are reasonably possible over the next twelve month period will not have a significant impact on the Company.

31

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

12	Financial Instruments and Concentration of Risks (cont’d)

(iv)        Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statement of financial position as at August 31, 2014 and 2013 are comprised of cash, derivative liabilities, trade and other receivables, trade and other payables, secured note payable, shareholders’ loans and provisions.

The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

	August 31, 2014		August 31, 2013
Financial Instrument Classification	Carrying Value $	Fair Value $	Carrying Value $	Fair Value $
Fair value through profit or loss:
Cash	103,215	103,215	196,837	196,837
Derivative liabilities	5,325,407	5,325,407	1,976,883	1,976,883
Loans and receivables:
Trade and other receivables	157,121	157,121	27,786	27,786
Other financial liabilities:
Trade and other payables	1,483,775	1,483,775	1,379,581	1,379,581
Secured note payable	-	-	1,013,088	1,013,088
Shareholders’ loans	981,834	981,834	2,108,205	2,108,205
Provisions (short and long term)	47,543	47,543	298,295	298,295

Cash and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of trade and other receivables, trade and other payables, secured note payable, shareholders’ loans and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement).

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing exploration and development commitments on its oil and gas interests. The Company is dependent on funding these activities through debt and equity financings and joint venture arrangements. Due to long lead cycles of the Company’s exploration and development activities, the Company’s capital requirements currently exceed its operational cash flow generated. As such the Company is dependent upon future financings in order to maintain its flexibility and liquidity and may from time to time be required to issue equity, issue debt, adjust capital spending or obtain additional farm-in arrangements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations. Current plans for the development commitments of the Company’s Texas lease include seeking debt or equity financing or seeking additional farm-in arrangements.

32

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

12	Financial Instruments and Concentration of Risks (cont’d)

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favourable market conditions to sustain future development of the business. As at August 31, 2014 and August 31, 2013 and the Company considered its capital structure to comprise of shareholders equity and long-term debt.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s capital management plan during the period ended August 31, 2014. The Company is not subject to any externally imposed restrictions on its capital requirements.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management and favorable market conditions and opportunities to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

13.         Supplemental cash flow information and Non-Cash Transactions

The following table summarizes the non-cash transactions for the years set out:

Non-cash transactions	August 31, 2014	August 31, 2013	August 31, 2012
Warrants expired	(78,238)	-	-
Derivative warrants expired	(709,299)	-	-
Warrants exercised for settlement of cash advances	228,167	-	-
Disposal of decommissioning obligation	26,426	-	-
Royalties paid under Matthews JDA	(167,715)	-	-
Units issued to settle debt	1,180,570	-	2,252,715
Shares issued for interest on secured note and shareholders’ loans	-	$601,576	$440,136
Broker warrants issued	-	44,895	212,001
Shares issued to settle debt	-	344,927	-
Warrants expired	-	-	(318,552)
Units cancelled	-	-	(2,091,616)
Prepaid portion of shares for services	-	-	(44,285)
Issuance of units as compensation	-	-	44,285
Compensation expense on re-pricing of units	-		188,625

The following table summarizes the changes in non-cash working capital for the years set out:

Changes in non-cash working capital	August 31, 2014	August 31, 2013	August 31, 2012
Trade and other receivables	$(129,335)	$(10,261)	$110,021
Trade and other payables	331,481	339,622	262,149
Prepaid expenses and deposits	158,295	(158,295)	-
Deferred revenue	177,804	-	-
Provisions	-	398,362	64,773
Net change	$538,244	$569,428	$436,943

33

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

14.         Income Taxes

The Company has unused capital losses in the amount of approximately $195,852 (2013: $195,852) which may be carried forward indefinitely to offset future capital gains, and unused non capital losses in the amount of approximately $3,335,413 (2013: $3,055,152) available to reduce income in future years expiring as follows:

2014	$46,501
2015	47,434
2026	55,415
2027	42,337
2028	49,166
2029	268,782
2030	286,991
2031	648,310
2032	780,686
2033	829,530
2034	280,261
$3,335,413

A reconciliation between income taxes provided at actual rates and at the basic rate ranging from 26.50% to 34% (2013: 26.50%% to 34%) for federal and provincial taxes is as follows:

	2014	2013
Net Loss	$6,115,585	$4,266,046
Taxes at statutory rates	(1,620,630)	(1,130,502)
Non-taxable items and others	1,412,019	888,466
Change in unrecognized deferred tax asset	208,611	242,036
	$-	$-

The significant components of the Company's unrecognized deferred income tax asset are summarized as follows:

	2014	2013
Operating loss carry forwards	$1,019,911	$808,519
Share issue costs	19,112	29,616
Marketable securities	777	777
Capital losses carry forwards	28,070	28,070
Oil and gas interests	76,713	69,042
Cumulative eligible capital	1,237	1,186
Unrecognized deferred tax asset	$1,145,821	$937,210

15.         Commitments and Contingencies

The Company has certain commitments on its Lease located in Zavala County, Texas, USA (see Note 6).

34

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

16.         Dissolution of Dyami Energy LLC

During the year ended August 31, 2013, the Company, Dyami Energy and OGR Energy Corporation, the Lessees, were litigating a dispute with the Lessors of the Matthew’s property. During the last quarter of fiscal year August 2013, the Company and the Lessors agreed to resolve the litigation and continue with the development of the Matthew’s property. In order to comply with certain State legal requirements, it was deemed necessary by the Lessors counsel to continue with the development through a newly executed lease document and the Company formed, Zavala Inc. a new wholly owned subsidiary to execute the new lease. The new lease was signed effective September 1, 2013 and the first of two payments of US$150,000 were paid to the Lessors upon signing the new lease as required initial pre-payment of anticipated production royalties along with a continuing development obligation under the lease to complete the previously drilled Matthews #1H horizontal well or drill a new well on the Matthews property no later than March 30, 2014. On September 1, 2013, the Matthews lease was renewed by the Company through Zavala Inc. and based on the concept of faithful representation under IAS 8, the carrying value of the Matthew’s lease by Dyami Energy was considered to be the value for Zavala Inc. as this arrangement is simply a reorganization in substance.

Subsequent to September 1, 2013 and the continuing development of the Matthews lease, Dyami Energy continued its development efforts with the Murphy lease. A tentative joint venture agreement with Stratex was reached but did not materialize and efforts to develop the Murphy lease were not successful. The Company had solicited lenders and investors in an attempt to obtain debt/equity financings as a means to improve Dyami Energy’s financial situation. Despite the Company’s attempts, these efforts were unsuccessful and management determined that it could no longer fund the Murphy operations, hence the lease was considered impaired and an impairment loss was recorded by Dyami Energy during the third quarter. On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and effective April 3, 2014, Dyami Energy was dissolved. All prior obligations with respect to the Matthew’s and Murhpy’s lease on the books of Dyami Energy prior to its dissolution were recorded by the Company.

The Company’s investment in Dyami Energy has been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary.

The following table presents the effect of the dissolution of Dyami Energy on the consolidated financial statements of the Company at April 3, 2014:

April 3, 2014
Exploration and evaluation assets – Murphy Lease	$(1,675,749)
Provisions	58,589
Foreign currency translation reserve	301,884
Net assets and liabilities	$(1,315,276)

17	Subsequent Events

On or about September 30, 2014, Stratex filed a petition against Zavala Inc. in the District Court of Zavala County, Texas seeking breach of contract and actual damages of US$152,293 (the “Purported Debt”) for Zavala Inc’s alleged non-payment of its proportionate share of minimum royalties due under the Matthews Lease. Zavala Inc. disputes the claim citing $300,000 paid by the Company to be credited against the minimum royalties which Stratex has failed to do. Zavala Inc. paid the $152,293 under protest and filed a Response and Cross Notice of Default against Stratex (Cause No. 14-09-13290-ZCV).

On or about October 27, 2014, the Company filed a statement of claim in the Ontario Superior Court of Justice against Alan Gaines, a former director of the Company for breach of fiduciary duty to the Company relating to Gaines role in the Company contracting with Stratex (Court File No.: 65-14-514935). The Company is seeking a declaration that Gaines breached his duty to the Company, an accounting and disgorgement of profits made by Gaines in breach of his duties or in the alternative, damages and/or restitution for breach of fiduciary duty, deceit, and unjust enrichment in an amount to be determined before trial and $1.0 million in punitive damages.

35

(Formerly: Eagleford Energy Inc.)

Notes to the Consolidated Financial Statements

(Expressed In Canadian Dollars)
For The Years Ended August 31, 2014 and 2013 and 2012

17	Subsequent Events (cont’d)

On October 29, 2014, 5,000 share purchase options expired and $11,112 was recorded as a decrease in share purchase options and a corresponding increase in contributed surplus.

On October 30, 2014 the President of the Company loaned the Company $10,000. The loan is payable on demand and bears interest at 10% per annum.

On November 4, 2014 1288131 Alberta Ltd., loaned the Company US$121,000. Colin McNeil a director of the Company is also an officer, director and shareholder of 1288131 Alberta Ltd. The loan is payable on demand and bears interest at 10% per annum.

On November 12, 2014 the Company granted immediately vesting share purchase options to acquire 1,000,000 common shares at an exercise price of $0.12 per share for a period of 5 years to directors and a consultant and recorded stock based compensation expense and share purchase options with a fair value of $112,693.

36